FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES PRIVATE OFFERING OF
$200 MILLION SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, August 1, 2001 – Sun International Hotels Limited (NYSE: SIH) and its wholly owned subsidiary Sun International North America, Inc. today announced that they are privately offering approximately $200 million of senior subordinated notes due 2011 to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act.

The senior subordinated notes will not be registered under the Securities Act or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities and applicable state securities laws.

This news release shall not constitute an offer to sell or to the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.